

June 13, 2011

Via E-mail

Jay T. Flatley
President, Chief Executive Officer and Director
Illumina, Inc.
9885 Towne Centre Drive,
San Diego, CA 92121

>   **Re: Illumina, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 2, 2011**
>   **Filed February 28, 2011**
>   **File No. 000-30361**

Dear Mr. Flatley:

We have reviewed your letter dated May 27, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

January 2, 2011 Form 10-K

Item 8. Financial Statements and Supplementary Data, page 49

Index to Financial Statements, page 49

Notes to Consolidated Financial Statements, page 55

Jay T. Flatley
Illumina, Inc.
June 13, 2011
Page 2

Note 1. Organization and Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 60

1. Refer to our prior comment 4. We noted your response to our prior comment indicated that to determine the required accounting treatment for the trade-in incentive you considered authoritative guidance under ASC 605-50, *Customer Payments and Incentives*, ASC 605-25, *Multiple-Element Arrangements,* and ASC 985-605, *Software Revenue Recognition* and also indicated you "accounted for revenue from the sales of HiSeq under the trade-in incentive in accordance with ASC 605". Please provide us with references to the specific guidance within ASC 605 you believe addresses each part of your fact pattern as it relates to this trade-in incentive arrangement, which supports your accounting for the referenced trade-in transactions. Also, we see your response to our prior comment indicated you "recorded the returned GA units in inventory at the estimated fair value based on forecasted internal and external demand for refurbished GA units at the time of return". Please tell us the credit side of the accounting entry used in recording the referenced GA inventory. Finally, please quantify the impact of trade-in transactions on your financial statements at the dates and for the periods presented in this Form 10-K.

2. Refer to our prior comment 5. Please provide us with a draft of any changes to your future revenue recognition policies and your Management's Discussion and Analysis you plan to make in response to our prior comment.

You may contact Jay Webb at (202) 551-3603 or Jeff Jaramillo at (202) 551- 3212 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Jeff Jaramillo

Jeff Jaramillo
Accounting Branch Chief